


02005133

'ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-37875~~

8-37975

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perelman-Carley & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Farnam Street
(No. and Street)

Omaha	Nebraska	68131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Turner, Secretary Treasurer — (402) 342-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, P.C.
(Name — *if individual, state last, first, middle name*)

11837 Miracle Hills Drive, Suite 100	Omaha	Nebraska	68154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Turner, Secretary Treasurer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perelman-Carley & Associates, Inc., as of September 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



GENERAL NOTARY-State of Nebraska
STEVEN C PERELMAN
My Comm. Exp. 9-19-04

Signature

Secretary Treasurer

Title

Steven C. Perelman

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 0 8 2002
352
SECTION

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION AND INDEPENDENT ACCOUNTANTS' AUDIT REPORT

SEPTEMBER 30, 2001 AND 2000

Filed in Accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

PERELMAN-CARLEY & ASSOCIATES, INC.

INDEX

	Page
Independent Accountants' Audit Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3-5
Independent Accountants' Report on Internal Control	6-7

LUTZ & COMPANY, PC

ACCOUNTANTS AND CONSULTANTS

11837 MIRACLE HILLS DRIVE, SUITE 100
OMAHA, NEBRASKA 68154-4404
TEL: 402-496-8800 FAX: 402-496-2711
E-MAIL: accountants@lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT



RECEIVED
FEB 0 8 2002
352
SECTION

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation, as of September 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of Perelman-Carley & Associates, Inc. as of September 30, 2000, was audited by other auditors whose report dated October 20, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perelman-Carley & Associates, Inc. at September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
October 18, 2001

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2001 AND 2000

ASSETS	2001	2000
Cash and Cash Equivalents	$ 7,098,185	$ 64,783
Cash and Securities Segregated Under Federal Regulations (Note 2)	8,632,494	925,888
Other Securities	1,112,119	1,197,865
Receivable from Brokers, Dealers and Clearing Organizations	2,165,772	1,035,656
Receivable from Customers (Notes 3 and 4)	9,348,841	29,315,777
Other Assets	238,033	222,554
TOTAL ASSETS	**$28,595,444**	**$32,762,523**
LIABILITIES		
Line of Credit (Note 4)	$ -	$ 400,000
Payable to Brokers, Dealers and Clearing Organizations	186,393	72,664
Payable to Customers, Including Free Credit Balances of $21,641,522 and $25,950,241, Respectively (Note 3)	21,873,779	26,207,676
Accounts Payable, Accrued Expenses and Other Liabilities	84,616	69,010
Total Liabilities	22,144,788	26,749,350
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDERS' EQUITY (Note 8)		
COMMON STOCK		
$.01 Par Value, Authorized, 2,000,000 Shares Issued, 1,300,000 and 1,270,000 Shares, Respectively Outstanding, 1,236,225 and 1,203,660 Shares, Respectively	13,000	12,700
PAID IN CAPITAL	879,947	714,568
RETAINED EARNINGS	5,795,723	5,500,212
UNREALIZED HOLDING LOSSES ON MARKETABLE SECURITIES	(25,704)	-
	6,662,966	6,227,480
Less Treasury Stock, 63,775 and 66,340 Shares, Respectively, at Cost	212,310	214,307
Total Stockholders' Equity	6,450,656	6,013,173
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$28,595,444**	**$32,762,523**

See Notes to Statements of Financial Condition.

1. Summary of Significant Accounting Policies

Nature of Business Perelman-Carley & Associates, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Use of Estimates The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Securities Transactions Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Revenues and expenses related to securities transactions are also recorded on settlement date, which is not materially different than trade date.

Cash and Cash Equivalents Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Other Securities Other securities consist of marketable equity securities and U.S. Treasury Bills. The Company has classified its marketable securities as available-for-sale securities. These securities are reported at fair market value, with unrealized gains and losses excluded from earnings and reported net of income taxes as a separate component of stockholders' equity. Realized gains and losses are computed using the specific identification cost method. The Company has classified its U.S. Treasury Bills as held-to-maturity securities.

Fair Value of Financial Instruments The Company considers amounts presented for financial instruments to be reasonable estimates of fair value.

Furniture and Equipment Furniture and equipment are recorded at cost less accumulated depreciation and are included in other assets. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment.

1. **Summary of Significant Accounting Policies** - Continued

Income Taxes Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. **Cash and Securities Segregated Under Federal Regulations**

At September 30, 2001 and 2000, cash and securities of $8,632,494 and $925,888 respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. **Receivable from and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statements of financial condition.

4. **Financing Arrangement**

The Company has a line of credit with a financial institution providing for borrowings collateralized by customer margin securities up to $5,000,000. There was no amount outstanding against this line of credit at September 30, 2001. At September 30, 2000, there was $400,000 outstanding against this line of credit.

5. **Liabilities Subordinated to Claims of General Creditors**

The Company had no liabilities subordinated to claims of general creditors at September 30, 2001 and 2000 or for the years then ended; accordingly, no Statement of Changes in Subordinated Borrowings is presented.

6. **Commitments and Contingencies**

Lease Obligations

The Company has entered into an operating lease for office space. The future minimum lease payments under this noncancellable operating lease as of September 30, 2001 are as follows.

Year Ending September 30,	
2002	$20,196

6. **Commitments and Contingencies** - Continued

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

7. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital requirement may fluctuate on a daily basis. At September 30, 2001 and 2000, the Company had net capital of $5,366,615 and $5,933,745, respectively, and a net capital requirement of $1,000,296 and $2,670,912, respectively. The total aggregated indebtedness at September 30, 2001 and 2000 was $15,004,443 and $40,063,686, respectively, and the ratio of aggregated indebtedness to net capital was 2.80 to 1 and 6.75 to 1, respectively.

8. **Common Stock Transactions**

On March 31, 2001, the Company issued 30,000 shares of common stock totaling $154,800 to three officers as a bonus. On April 1, 2000, the Company issued 1,500 shares of common stock (pre stock split) totaling $135,000 to three officers as a bonus. On April 12, 2000, the Company approved the common stock split of 20 shares for each one share outstanding and reduced the par value of the common stock to $.01 per share.

LÜTZ & COMPANY, PC
ACCOUNTANTS AND CONSULTANTS

11837 MIRACLE HILLS DRIVE, SUITE 100
OMAHA, NEBRASKA 68154-4404
TEL: 402-496-8800 FAX: 402-496-2711
E-MAIL: accountants@lutzcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation, as of September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, PC

Omaha, Nebraska
October 18, 2001